





FOOD

HEALTHY COOKING

Chase away winter with just 4 ingredients

By Kellie Hynes
For the AJC

It's January. Let's make soup.

If you're on a post-holiday budget (or diet), if you're feeling the winter blues (or under the winter weather), Stracciatella alla Romana is a low-cost, low-calorie comfort food that will carry you until spring arrives.

Stracciatella hails from Italy, but since it's made from just four basic ingredients – five if you're feeling fancy and add the optional garnish – you only have to travel as far as your kitchen to make it.

Start by cracking a few eggs into a bowl, one egg for every two cups of broth. Whip the eggs until they are well combined, pausing to admire their cheery yellow color on a dreary winter day. Add a little grated cheese. Regular readers know my preference for Pecorino Romano, which is made from bold-tasting sheep's milk. A little goes a long way, so you can use less cheese and still enjoy big flavor. If you have only grated Parmesan in the house, by all means use it instead. Just add an extra tablespoon or two so the yummy umami-ness shines through.

Next heat up a broth. Maybe you have homemade stock in the freezer, left over from your holiday cooking. Fantastic! Maybe opening a box of low-sodium prepared stock is the best you can do. Fantastic! As long as the stock is delicious, your soup will be too. In this recipe, I use chicken broth, because the chicken deepens the soup's savory notes. If you are cooking for vegetarians, a good vegetable broth gets the job done as well. Whichever stock you choose, bring it to a low boil (the liquid at the top is just starting to move), reduce the heat, and prepare to witness something magical.

Whisk your broth. Drizzle your egg and cheese mixture into the broth while it moves. At first, the broth will look cloudy. Keep whisking. After a few seconds, the broth will miraculously clear, and the eggs will come together in thin ribbons. Stracciatella literally translates to "rags," which is a reference to the cooked eggs' stringy appearance. But I think calling them ribbons is more in keeping with our kinder, gentler January. Add a squeeze of fresh lemon juice for brightness, and your happy, healthy bowl of yumminess is ready to go.

I find beauty in the simplicity of this soup. A hunk of bread and a side salad are all I need to enjoy stracciatella for lunch or dinner. (OK, for breakfast too. Eggs are a breakfast food, right?) But if you are of the more-is-more mentality, stracciatella is happy to oblige. Consider adding cooked chiffonade-cut spinach, kale or other dark, leafy greens for more vitamins and color.

Craving carbs? Make it heartier by adding a cup of cooked orzo or rice. You can also experiment with herbs and spices; fresh basil, ground cinnamon, red and black peppers are all at home in traditional stracciatella recipes. Then enjoy your beautiful soup, and dream of warmer days to come.

STRACCIATELLA ALLA ROMANA

Ribbons of eggs add protein and texture to this easy Italian soup. CONTRIBUTED BY KELLIE HYNES

4 eggs
¼ cup grated Pecorino Romano
2 quarts unsalted chicken broth
2 teaspoons freshly squeezed lemon juice
¼ teaspoon dried or 1 teaspoon fresh parsley for garnish (optional)

Whisk the eggs in a small bowl until well combined. Add the Pecorino and mix again.

Heat the chicken broth over medium-high heat until it reaches a low boil. Reduce the heat to medium and, while gently stirring the broth, drizzle the egg mixture into the broth. Continue to simmer and stir for 2-3 minutes until the eggs form "rags" and the broth is no longer opaque. Finish with lemon juice and garnish with parsley. Serve hot. Serves 6.

Per serving: 85 calories (percent of calories from fat, 52), 8 grams protein, 2 grams carbohydrates, trace fiber, 5 grams fat (2 grams saturated), 146 milligrams cholesterol, 155 milligrams sodium.

VINTAGES

Kicking off the new year with this luscious Italian rosé

By Dave McIntyre
Special To The Washington Post

Here are five wines to try this week, including three to stock up on before potential U.S. tariffs on European wines and other products take effect. We include a fascinating rosato from northern Italy and a savory rosso from the southern end of the boot, along with a delicious bordeaux. From the New World, we have a delicious malbec from Argentina and a racy pinot gris from Oregon.

Boniperti Vignaioli Rosa di Sera Vino Rosato: three stars; Italy, $15 (great value)

This is one of the most compelling rosés I've tasted in a long time. Don't think of easygoing patio pounder refreshment here: The Rosa di Sera, made entirely from nebbiolo, has a serious tannic grip, long-lasting red berry flavors and a hint of saline minerality that holds it all together. Because the Italian appellation regulations don't include rosé in this region, there is no vintage date on the label; the lot number on the back label indicates it is 2018. Only 100 cases were brought into the United States, so seek this out before it's gone. Alcohol by volume: 13%.

Lumos Logsdon Ridge Vineyard Pinot Gris 2017: three stars; Willamette Valley, Oregon, $19

Oregon winemakers seem to be souring on pinot gris in their excitement over their chardonnays of late. This organic, single-vineyard version from Lumos should serve as a reminder that Oregon is capable of producing a distinctive, delicious version of the grape that differs from the crisp pinot grigio of Italy and the plush pinot gris of Alsace. Look for red currant flavors and a refreshing acidity that is a great match for salmon or other seafood dishes. ABV: 13.5%.

Las Perdices Malbec 2018: two and a half stars; Mendoza, Argentina, $13 (great value)

Las Perdices is a reliable malbec, vintage after vintage, which makes it a popular by-the-glass pour at restaurants. The intense purple color leads to aromas of red and dark fruits, violets and meat. The palate is soft and rich, with ripe-sweet flavors of cherries and berries. Top notch. ABV: 14%.

Tenuta Iuzzolini Cirò Rosso Classico 2017: two and a half stars; Italy, $15 (great value)

Rich and savory, this lovely red wine is soothing as a blanket in winter. Pair it with braised meat dishes, such as hearty stews and roasts. ABV: 13%.

Château Moulinat 2018: two stars; Bordeaux, France, $15

Classic bordeaux, with black currant and blackberry fruit and a hint of pencil shavings or graphite. Here's a great wine to have on hand for steaks, burgers and other casual foods - your weeknight bordeaux. ABV: 13.5%.

Ratings: 3 stars: Exceptional; 2 stars: Excellent; 1 star: Very good. Prices are approximate. Check Wine-searcher.com to verify availability, or ask a favorite wine store to order through a distributor.

STOCK UP | COMPILED BY C. W. CAMERON

3 Georgia-made ways to stock up on elderberries

January brings the full force of cold season, and that sends lots of people to pharmacy shelves looking for relief. Many products feature elderberries, long prized for the antioxidants and vitamins they contain. We found three local ways to get your dose of elderberries. It will be no hardship to take these (unlike most commercial cough and cold syrups), since all are delicious. Enjoy them by the tablespoon straight from the container, or stir a few tablespoons into hot water to make a soothing tea.

Elderberry syrup from Buffalo Creek Berry Farm

Laura and Cameron Phillips appear to have been destined to become fruit farmers. Laura earned her Ph.D. in food science from the University of Georgia, studying drying Georgia blueberries, and Cameron grew up on a pomegranate farm in Australia. That's where the couple met and married. Now settled on 23 acres in Oglethorpe County, they grow a wide variety of fruit, including blueberries, blackberries, muscadines and mulberries. The farm is certified naturally grown, and they offer you-pick berries in season. Also, they make elderberry syrup from the elderberries they grow. The syrup's ingredients include elderberries, blueberries (no nutritional slouch themselves), honey, cinnamon, cloves and orange essential oil. The couple suggests adults enjoy a tablespoon or two a day as an immunity booster and a tablespoon or two every 2 to 3 hours if sick.

$20 per 8-ounce bottle. Available Saturday mornings at Freedom Farmers Market and, beginning in February, from Athens Locally Grown. Also, at bcberryfarmga.com.

Buffalo Creek
Elderberry Syrup

Elderberry syrup from Buffalo Creek Berry Farm. CONTRIBUTED BY LAURA PHILLIPS

Miss Henrietta's Elderberry Elixir

Miss
Henrietta's
ELDERBERRY
ELIXIR

Miss Henrietta's Elderberry Elixir from Savannah Sauce Co. CONTRIBUTED BY SAVANNAH SAUCE CO.

Tracey Richburg and Mike Roberson started Savannah Sauce Co. in 2014. They developed two hot sauces and put them on the market, with a plan to donate part of the profits to helping homeless veterans. Their success led them to produce many more products, including ketchups, salsas, jams, fruit butters, barbecue sauces, relishes and salad dressings. What caught our eye was Miss Henrietta's Elderberry Elixir, a thick syrup of honey and elderberry juice concentrate, spiced with a little cinnamon and ginger. Miss Henrietta was Roberson's grandmother, affectionately called "Honey" by the family, because many of her home remedies included honey. This is a syrup that's tart and sweet, with the honey providing soothing consistency and the cinnamon and ginger adding their healing properties. A portion of the profits from sales still goes to helping homeless veterans.

$12 per 20-ounce jar. Available at savannahsaucecompany.bigcartel.com.

Elderberry elixir from Piedmont Provisions

Heather Russwell of Piedmont Provisions in Winterville makes delicious preserves and shrubs, but it was her elderberry elixir (part of a line of elixirs and bitters) that caught our eye. She touts this particular product as "immune supporting," and she has included a wide range of ingredients, each with a purpose. Along with elderberries, the mix includes Siberian ginseng (for its warming properties), rose hips and hibiscus (for vitamin C), astragalus and echinacea (to boost immunity), and orange, clove, ginger, star anise and cinnamon (to tempt the palate). She recommends taking a teaspoon or so every 4 hours if you feel a cold coming on.

$18 per 4-ounce bottle, $30 for an 8-ounce bottle. Available Saturday mornings at Freedom Farmers Market, and at piedmontprovisions.com.

Elderberry elixir from Piedmont Provisions. CONTRIBUTED BY PIEDMONT PROVISION

AJC BOOKS FOR HOME COOKS

Greatest dessert book in history is back

By Susan Puckett
For the AJC

CLAUDIA FLEMING
The Last Course

It took one brief interview with Claudia Fleming for the famed chef Tom Colicchio to know he wanted to put her in charge of the dessert menu at Gramercy Tavern, the luxury Manhattan restaurant he opened with Danny Meyer in 1994. She'd apprenticed in renowned Parisian bakeries, but more importantly, she shared Colicchio's vision for a perfect meal ending: Simple and straightforward.

While other high-end kitchens were sending out towering confections festooned in spun sugar and gold leaf, the once-aspiring dancer was creating graceful compositions inspired by the seasons: Waffles with Maple-Glazed Bananas and Maple Flan in winter, Cornmeal Crepes with Sweet-Corn Ice Cream and Blackberry Compote in summer.

Pastry chefs throughout the industry took notice and began emulating her style. The James Beard Foundation named her Outstanding Pastry Chef. In 2001, she shared her secrets in "The Last Course," hailed by Bon Appetit as "the greatest dessert cookbook in the history of the world." But given the unfortunate timing of its release – the month after 9/11 – the book never enjoyed commercial success. Fleming left the city to open an inn and restaurant with her husband on Long Island. The book went out of print. Yet used copies continued to circulate among serious dessert aficionados – often selling on eBay for hundreds of dollars.

Happily, as of last fall, "The Last Course" is back in circulation. The re-release feels so fresh and modern it's hard to believe it's almost 20 years old. Even more surprising is how approachable the recipes are. Chapters are organized by the defining ingredient: berries, citrus fruits, herbs and flowers, spices, chocolate, and so on. The Signature Composed Desserts chapter shows how she combines those elements on menus.

Over the holidays, I tried one of her simpler serving suggestions. I arranged slices of Guinness Stout Ginger Cake – a moist, ultra-spicy gingerbread – alongside scoops of ginger-infused ice cream and orange sections swimming in pools of warm caramel sauce. It was fun to make, fun to eat, and, like the rest of the book, as stylish as it is timeless.

Susan Puckett is a cookbook author and former food editor of The Atlanta Journal-Constitution. Follow her at susanpuckett.com.

» **Fish** continued from F1

COCONUT POACHED FISH

1 pound skinless white fish, such as cod, cut into 4 fillets
Salt
1 (14-ounce) can full-fat coconut milk
½ cup water
2 tablespoons high-quality fish sauce, such as Red Boat, plus more to taste
2 tablespoons freshly squeezed lime juice, plus more to taste
1 small bunch basil, divided
Optional: 1 small jalapeno, thinly sliced
On the side: Steamed white rice

Season the fish with salt.

In a large skillet with a tight-fitting lid, combine the coconut milk, water, fish sauce, lime juice, half of the basil, and the jalapeno, if using. Bring to a simmer over medium-high heat, then reduce the heat to low. Carefully slide the fish into the coconut mixture, cover, and cook gently until the fish just begins to flake apart, 5 to 7 minutes.

Remove from the heat and transfer the fish and its cooking liquid to a serving bowl. Top with the remaining basil leaves and a few slices of jalapeno, if desired. Serve with the rice. Serves 4.

Per serving: 341 calories (percent of calories from fat, 65), 23 grams protein, 8 grams carbohydrates, 2 grams fiber, 26 grams fat (21 grams saturated), 50 milligrams cholesterol, 546 milligrams sodium.